===================================              ----------------------------
             FORM 4                                      OMB APPROVAL
===================================              ----------------------------
|_| Check this box if no longer                   OMB Number       3235-0287
    subject to Section 16. Form 4                 Expires: September 30, 1998
    or Form 5 obligations may                     Estimated average burden
    continue. See Instruction 1(b).                 hours per response...0.5
===================================              ----------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant  to Section  16(a) of the  Securities  Exchange  Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   -------------------------------------------  ------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person to
                                                                                             Issuer (Check all applicable)

   Vilmorin Clause & Cie)                       Agritope, Inc. (AGTO)                        _____ Director   ___X__10% Owner
------------------------------------------   ------------------ ------------------------
(Last)    (First)        (Middle)            3. IRS or Social   4. Statement for             _____ Officer (give title below)
                                                Security Number     Month/Year
              B.P. 1                            of Reporting        December 1999            _____ Other (specify below)
                                                Person          ------------------------
------------------------------------------      (Voluntary)
           (Street)                                             5. If Amendment,          ---------------------------------
                                                  N/A              Date of Original       7. Individual or Joint/Group Filing
63720 Chappes, France                                             (Month/Year)                   (Check Applicable Line)
------------------------------------------                                                   ___ Form filed by One Reporting Person
(City)     (State)     (Zip)                                                                 _X_ Form filed by More than One
                                                                                                 Reporting Person
                                             ------------------ ------------------------  ------------------------------------------

                                              Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           ---------------------------------------------------------------------------------------------------------
-------------------------- ---------- ------------ ----------------------------------- --------------- ------------- ---------------

1. Title of Security          2. Trans-  3. Trans-    4. Securities Acquired (A)          5. Amount of     6.Owner-     7. Nature of
   (Instr. 3)                 action     action       or Disposed of (D)                  Securities       ship         Indirect
                              Date       Code         (Instr. 3, 4 and 5)                 Beneficially     Form:        Beneficial
                                        (Instr. 8)                                        owned at         Direct       Ownership
                             (Month/                                                      End of Month     (D) or       (Instr. 4)
                              Day/                                                        (Instr. 3        Indirect
                              Year)                                                       and 4)           (I)
                                      ------------ ----------------------------------                      (Instr.4)
                                      ------ ----- ------------- ------ -------------
                                       Code    V     Amount      (A)or     Price
                                                                  (D)
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------
-------------------------- ---------- ------ ----- ------------- ------ -------------- ---------------- ------------- --------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                SEC 1474 (7-96)
*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


FORM 4 (continued)

Table II - Derivative  Securities  Acquired,  Disposed of, or  Beneficially
Owned (e.g., puts, calls, warrants, options, convertible securities)

----------------- ---------- ------- ------- ----------------- ------------ ------------------ -------- ---------- ------- ---------
1.Title of Deri-  2.Conver-  3.Trans-4.Trans-5.Number of Deri- 6.Date Exer- 7.Title and Amount 8.Price  9.Number   10.Own- 11.Nature
vative Security   sion or    action  action  vative Securities cisable and  of Underlying Sec- of Deri- of Deri-   ership  of Bene-
(Instr. 3)        Exercise   Date    Code    Acquired (A) or   Expiration   urities            vative   vative     Form of ficial
                  Price of   (Month/ (Instr. Disposed of (D)   Date         (Instr. 3 and 4)   Security Securities Deriva- Indirect
                  Deriva-    Day/    8)      (Instr.3,4 and 5) (Month/Day                      (Instr.  Benefi-    tive    Ownership
                  tive       Year)                             Year)                           5)       cially     Securi  (Instr.
                  Security                                                                              Owned at   ty: Di-  4)
                                                                                                        End of     rect (D)
                                                                                                        Month      or In-
                                                                                                        (Instr. 4) direct
                                                                                                                   (I)
                                                                                                                   (Instr.
                                                                                                                   4)
                                     ------- ----------------- ------------- -----------------
                                     ---- -- -------- -------- ------ ------ ------- ---------
                                     Code  V    (A)     (D)    Date   Expir-  Title  Amount or
                                                               Exer-  ation          Number of
                                                               cis-   Date           Shares
                                                               able

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
Series A Convertible                                                          Common
Preferred Stock       N/A   12/31/99  J(1)  --   --    150,000  (2)    N/A    Stock   150,000    (1)     564,285      D       --
----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------
Warrants to Purchase
Series A Convertible                                                          Common
Preferred Stock      $7.00  12/31/99  J(1)  --   --     37,500  (3)  9/28/04  Stock    37,500    (1)      87,500      D       --

----------------- ---------- ------- -------- ------- -------- ------ ------ ------- --------- -------- ---------- ------- ---------

Explanation of Responses:

(1) On December 31, 1999, Vilmorin transferred to Hazera Quality Seeds Ltd. ("Hazera") the 150,000 of Series A Preferred Stock and 37,500 warrants to purchase shares of Series A Preferred Stock that Vilmorin had previously purchased and was holding in trust for Hazera under a certain Letter Agreement dated September 22, 1999. Hazera paid Vilmorin an aggregate of $750,000 in connection with Vilmorin's original acquisition of the shares on September 28, 1999; no additional funds were paid by either party in connection with the December 1999 transfer.

(2) The shares of Series A Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, without the payment of additional consideration by the holder thereof.

(3) The warrants are exercisable at any time prior to 5 p.m., U.S. Pacific Time, on the expiration date.

** Intentional misstatements or omissions of facts constitute Federal Criminal
 Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                         VILMORIN CLAUSE & CIE

                                         By: /s/_________________       1/10/00
                                         Name:  Pierre Lefebvre           Date
                                         Title: CEO
                                         **Signature of Reporting Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection contained in this form are not required to respond unless the form displays valid OMB Number.

                              Attachment to Form 4

Name of Designated Reporting Person:         Vilmorin Clause & Cie
Statement for Month/Year:                    December 1999
Issuer Name and Ticker or Trading Symbol:    Agritope, Inc.  (AGTO)

The names and addresses of the other Reporting Persons who have joined in this filing are as follows:

Name                                         Address

Groupe Limagrain Holding S.A.                B.P. 1
                                             63720 Chappes, France

Societe Cooperative Agricole Limagrain       B.P. 1
                                             63720 Chappes, France


Vilmorin Clause & Cie ("Vilmorin") is a subsidiary of Groupe Limagrain Holding S.A. ("Group Limagrain"), and Groupe Limagrain is, in turn, a subsidiary of Societe Cooperative Agricole Limagrain (the "Cooperative"). By virtue of these parent-subsidiary relationships, each of Groupe Limagrain and the Cooperative is an indirect beneficial owner of the Agritope securities beneficially owned directly by Vilmorin, as described in the attached Form 4.


                              Groupe Limagrain Holding S.A.

                              By:/s/_______________________________________
                                     Name:    Pierre Lefebvre
                                     Title:   Deputy CEO

                              Societe Cooperative Agricole Limagrain

                              By:/s/_______________________________________
                                     Name:    Alain Catala
                                     Title:   CEO